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                                                                    Exhibit 12.1

                       RATIO OF EARNINGS TO FIXED CHARGES

      Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on the notes.

      The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of computing the ratios of earnings to fixed charges, "earnings" consist of net income or loss plus provision (benefit) for income taxes and fixed charges. "Fixed charges" consist of interest expense plus the portion of operating rental expense management believes represents the interest component of rent expense (estimated at 5%).

                                                                   Year Ended December 31,                  Three Months
                                               ----------------------------------------------------------  Ended March 31,
                                                   2000        2001       2002       2003         2004          2005
                                               ----------  ----------  ---------  ----------  -----------  ---------------
                                                           (In thousands, except for ratios)
Fixed Charges:
   Interest expense......................      $    2,400  $    1,976  $   2,965  $      213  $       301     $      775

   Portion of rental expense
     deemed to represent interest........             126         166        185         195          209             53
                                               ----------  ----------  ---------  ----------  -----------     ----------
   Total fixed charges...................      $    2,526  $    2,142  $   3,150  $      408  $       510     $      828
                                               ==========  ==========  =========  ==========  ===========     ==========
Earnings:
   Net income (loss).....................      $  (25,388) $  (35,228) $   5,403  $   63,248  $  (204,023)    $  (21,035)

   Provision (benefit) for income taxes               831         994      2,176     (42,207)      59,092            120
   Fixed charges.........................           2,526       2,142      3,150         408          510            828
                                               ----------  ----------  ---------  ----------  -----------     ----------
Total earnings (loss) for computation of
   ratio.................................      $  (22,031) $  (32,092) $  10,729  $   21,449  $  (144,421)    $  (20,087)
                                               ==========  ==========  =========  ==========  ===========     ==========
Ratio of earnings to fixed
   charges(1)............................               -           -        3.4        52.6            -              -

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(1)   The pretax net loss for the years ended December 31, 2000, 2001 and 2004, and the three months ended March 31, 2005, was not sufficient to cover fixed charges by approximately $24.6 million, $34.2 million, $144.9 million, and $20.9 million, respectively. As a result, the ratio of earnings to fixed charges has not been computed for these periods.